UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2020

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentences: “To listen, please register at the below link: https://streamamg.wixsite.com/efconference2020” and "Further information about Credit Suisse can be found at www.credit-suisse.com." Information contained on the websites indicated in these sentences is not incorporated by reference into this report.

Media release Zurich, March 19, 2020

Trading Update

Thomas Gottstein, Chief Executive Officer of Credit Suisse, and David Mathers, Chief Financial Officer, are due to present at the annual Morgan Stanley European Financials Conference in London today.

Ahead of that, Credit Suisse issues the following update prior to entering the close of the period for its first quarter results on March 31, 2020, which are scheduled to be announced on April 23, 2020.

Firstly, we would emphasize that the health and safety of our employees, our clients and our stakeholders is of utmost importance. We have implemented responsive contingency measures globally to help protect against the spread of COVID-19 while providing continuity of service. And we will continue to develop and enhance these measures over the coming weeks.

Notwithstanding the COVID-19 pandemic and the resultant volatile market environment, profitability in 1Q 2020 has so far continued the strong year-on-year improvement trend as already noted in our 4Q 2019 Earnings Release.

In our Wealth Management businesses, overall private banking revenues so far this quarter are up compared to the same period last year, benefiting from higher transaction revenues. The teams across our Markets businesses have done an excellent job in these volatile markets and, as a consequence, sales and trading revenues are significantly higher quarter to date compared to the same period in 1Q 2019. This so far has offset the negative impact of the market environment on the execution of our primary capital markets pipeline.

Credit Suisse continues to benefit from the strengthening of our capital base since we started our restructuring in 3Q 2015, the rebalancing of our business towards wealth management and from the disciplined approach that we have applied to costs, resources and capital management. Together with the benefit of the cumulative growth in our stable deposit base and of our lower exposures compared to previous periods in areas such as leveraged finance and the Oil & Gas sector, this has substantially increased our resilience and preparedness for the impact of the spread of COVID-19 and the consequent market and economic volatility. The impact of the pandemic on our financial results going forward remains difficult to assess at this stage and we continue to monitor our credit exposures prudently in light of these conditions. However, we are very satisfied with how the teams have so far navigated the increased volatility, including in areas such as share-backed lending.

We recognize the pressure and challenges to our clients in this environment, both as a consequence of the health concerns and the potential economic impact, and we look to continue to support our customers during this difficult period.

Audio webcast
Thomas Gottstein and David Mathers will present at the Morgan Stanley European Financials Conference at 0800GMT/0900CET today, March 19, 2020.

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Media release

To listen, please register at the below link:
https://streamamg.wixsite.com/efconference2020

Investor Relations Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com Corporate Communications Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 47,860 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Important information

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout this document may also be subject to rounding adjustments. This document contains certain interim financial information for the first quarter of 2020 that has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2020 and is subject to change. These interim results are not necessarily indicative of the results to be achieved for the remainder of the first quarter of 2020 or for the full first quarter of 2020. There can be no assurance that the final results for this period will not differ from these preliminary results, and any such differences could be material. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

References to Wealth Management mean SUB PC, IWM PB and APAC PB within WM&C or their combined results. References to Markets businesses mean Global Markets and APAC Markets or their combined results.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
▪	the ability to maintain sufficient liquidity and access capital markets;

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Media release

▪	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;

▪	the emergence of widespread health emergencies, infectious diseases or pandemics;
▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
▪	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
▪	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
▪	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪	the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪	the potential effects of changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes instituted by us, our counterparties or competitors;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth “Risk factors” in I– Information on the company in our Annual Report 2018.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2020 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Claude Jehle
Claude Jehle
Director

/s/ Flavio Lardelli
Flavio Lardelli
Date: March 19, 2020		Director